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RECEIVED
MAR 1 0 2005
202

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

Amended

SEC FILE NUMBER
8- 53550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific ADVisory Group of America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 S. HOPE STREET, SUITE 2665
(No. and Street)

LOS ANGELES	CALIFORNIA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MASARU TSUCHIYA (213) 614-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PAUL S. TAKEDA
(Name – *if individual, state last, first, middle name*)

340 E. SECOND STREET, SUITE 402, LOS ANGELES, CALIFORNIA 90012-4246
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MASARU TSUCHIYA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC ADVISORY GROUP OF AMERICA, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING DIRECTOR
Title



Notary Public


BERYL E. ARBIT
Commission # 1350138
Notary Public - California
Los Angeles County
My Comm. Expires May 5, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

~~☐ See Attached Document (Notary to cross out lines 1–6 below)~~

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

9th (Date) day of March, 2005 (Month), 2005 (Year), by

(1) Masaru Tsuchiya (Name of Signer),

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)


BERYL E. ARBIT
Commission # 1350138
Notary Public - California
Los Angeles County
My Comm. Expires May 5, 2006

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

©2004 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5910 Reorder: Call Toll-Free 1-800-876-6827


SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2005
WASH. D.C.
202
SECTION

Pacific Advisory Group of America, L.L.C.

Financial Statements

December 31, 2004

and

Auditor's Report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

Independent Auditor's Report

Mr. M. Tsuchiya
Pacific Advisory Group of America, L.L.C.

I have audited the accompanying balance sheet of Pacific Advisory Group of America, L.L.C. (a single member, limited liability company) as of December 31, 2004, and the related statements of income, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Advisory Group of America, L.L.C. as of December 31, 2004, and results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Under SEC Rule 15c3-1 and Statement of Member's Capital are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 1, 2005

Pacific Advisory Group of America, L.L.C.

Balance Sheet

December 31, 2004

Assets

Current assets:	
Cash	$ 23,966
Accounts receivable	3,216
Total current assets	27,182
Other assets:	
Deposit	1,792
Total assets	$ 28,974

Member's Equity

Capital, one class of stock (note 3)	201,079
Accumulated deficit at December 31, 2004	(172,105)
Net equity	28,974
Total Member's equity	$ 28,974

See independent auditor's report and accompanying notes

Pacific Advisory Group of America, L.L.C.

Statement of Income & Accumulated Deficit

December 31, 2004

Revenues		
Fee revenue (note 2)		$ 145,000
Expenses		
Bank charges	$ 357	
Business travel	29,982	
Dues and subscriptions	7,062	
Employee benefit	14,233	
Entertainment	6,559	
Licenses and permits	854	
Office supplies	4,438	
Payroll taxes	9,390	
Postage	1,616	
Professional fees	8,591	
Rent (note 2)	22,000	
Salaries (note 3)	87,160	
Taxes (notes 1 & 3)	800	
Telephone	3,669	
Transportation	14,724	
Total expenses		211,435
Operating loss		(66,435)
Other income and expenses:		
Reimbursements received	14,542	
Commissions paid - M. Tsuchiya	(3,953)	
Net, other		10,589
Net loss		(55,846)
Beginning balance accumulated deficit		(116,259)
Ending balance accumulated deficit		$(172,105)

See independent auditor's report and accompanying notes

Pacific Advisory Group of America, L.L.C.

Statement of Cash Flows

December 31, 2004

Net cash used by operating activities:	
Cash received from customers	$ 145,534
Cash paid to vendors & employees	(200,046)
Income taxes paid	(800)
Net cash used by operations	(55,312)
Changes in financing activities:	
Increase in capital	49,500
Net decrease in cash	(5,812)
Beginning cash	29,778
Ending cash	$ 23,966

Reconciliation of net loss to net cash used by operations:

Net loss	$(55,846)
Changes in assets:	
Accounts receivable	534
Net cash used by operations	$(55,312)

See independent auditor's report and accompanying notes

1. Organization

Pacific Advisory Group of America, L.L.C. (the Company) was organized by M. Tsuchiya. The Company operates similar to a corporation, however it is taxed on M. Tsuchiya's individual income tax return. Thus, the income taxes paid, if any, during the calendar year are included as expenses.

The Company provides financial advisory services for merger and acquisition transactions to clients primarily located in Japan and the United States. All of the revenue arises from fees from three customers. As a nature of the Company's business and its size, the share among the sources of revenue varies year by year.

2. Operations

The Company prepares its financial statements using the accrual method of accounting. Revenues are recognized when clients are invoiced which is normally when services have been rendered and contracts have been completed. Expenses are recorded when incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles requires use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Company rents its Los Angeles space on a monthly basis for $2,000 per month.

Certain business expenses are paid by the Company credit card and have been recorded as accounts payable.

The Company considers cash and cash equivalents to include time deposits with maturities of 90 days or less for the statement of cash flows.

3. Related Party Transactions

The Company paid M. Tsuchiya a salary of $54,000 along with commissions of $3,953.

During the year, M. Tsuchiya contributed capital from personal funds which amounted to $49,500.

Pacific Advisory Group of America, L.L.C.

Computation of Net Capital Under SEC Rule 15c3-1

As of December 31, 2004

Part 1

Total assets		$ 28,974
Less total liabilities		0
Net worth		$ 28,974
Capital before deductions		$ 28,974
Deductions from and/or changes to net worth:		
Total non-allowable assets	$ 0	
Total deductions from changes to net worth		0
Net capital before haircuts on securities positions		$ 28,974
Total haircuts on securities		0
Net capital		$ 28,974

Part II

Minimum net capital requirement		$ 5,000
Minimum net capital requirement of subsidiaries		0
Total net capital requirement		$ 5,000
Total A.I. liabilities from Statement of Financial Condition	$ 0	
Total aggregate indebtedness	$ 0	
Ratio of aggregate indebtedness to net capital		0.0%
Net capital in excess of minimum requirement		$ 23,974
Equity as a percentage of net worth		100%

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

Pacific Advisory Group of America, L.L.C.

Statement of Member's Equity

For the Year Ended December 31, 2004

	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2004	$ 151,579	$(116,259)	$ 35,320
Capital addition - 2004	49,500	-	49,500
Net loss - 2004	-	(55,846)	(55,846)
Balance at December 31, 2004	$ 201,079	$(172,105)	$ 28,974

See independent auditor's report

Pacific Advisory Group of America, L.L.C.

Information Relating to Possession or
Control Requirements Under Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

See independent auditor's report

PAUL S. TAKEDA
CERTIFIED PUBLIC ACCOUNTANT
340 EAST SECOND STREET, SUITE 402
LOS ANGELES, CALIFORNIA 90012-4249
TELEPHONE (213) 624-9834
FACSIMILE (213) 624-6202

February 1, 2005

M. Tsuchiya, Sole Shareholder
Pacific Advisory Group of America, L.L.C.

In planning and performing my audit of the financial statements of Pacific Advisory Group of America, L.L.C. (PAGA), for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by PAGA, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following.

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of PAGA is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which PAGA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives to the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that PAGA's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Paul S. Takeda
Certified Public Accountant
Los Angeles, California